Exhibit 99.2

Exhibit No.	Exhibits

99.2	Confirmation of the Senior Vice President rank of the Chief Legal Counsel and Chief People Officer;

Confirmation of appointment of new officers; and
Cash dividend declaration on the Company’s Common Stock and Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

August 8, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 8, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,630 As of June 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 8, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11 Item 4 (Resignation, Removal or Election of Directors of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 8, 2019:

1.	The Board confirmed the Senior Vice President rank of the following officers:

Name	Position/Title	Effectivity Date
Marilyn A. Victorio-Aquino	Chief Legal Counsel	January 1, 2019
Gina Marina P. Ordoñez	Chief People Officer	May 1, 2019

2.	The Board confirmed the appointment of the following officers:

Name	Position/Title	Effectivity Date
Mary Rose L. Dela Paz	First Vice President Chief Procurement Officer	July 16, 2019
Bernard H. Castro	First Vice President Consumer Business Fulfillment Management	July 31, 2019
Ma. Monica M. Consing	Vice President Senior Business Transformation Office Executive	January 7, 2019
Joan A. De Venecia-Fabul	Vice President Corporate Counsel Head	April 1, 2019

Ms. Mary Rose L. Dela Paz was PLDT-Smart Communications, Inc. (“SMART”) Consultant for the Business Transformation Office (Technology Transformation Program Management) from February 2017 until July 2019. She served as PLDT-SMART Consultant for TALAS (Chief Staff to President/PMO) from March 2015 to January 2017, and for Supply Chain from May 2014 to August 2014. She also served as Vice President of SMART for Planning, Program Management and Supply Chain from August 2010 to April 2014, Business Operations Integration/Technology Services from August 2009 to July 2010, New Business Streams/Technology Services/Wireless Consumer from October 2006 to August 2009, and Convergent Platforms from December 2005 to September 2006. She held various positions in the fields of Marketing and Program Management in SMART since 1998. Ms. Dela Paz obtained her Bachelor of Science Degree in Economics from the University of the Philippines.

Mr. Bernard H. Castro was the Vice President and South Distribution Services Head of Manila Electric Company (“Meralco”) from January 2016 until July 2019. His past positions in Meralco were Vice President and Central Distribution Services Head from April 2014 to January 2016, Manager and Manila Sector Head from July 2012 to April 2014, Manager and Metering Security Head from February 2002 to July 2012. Mr. Castro obtained his Bachelor of Science Degree in Electrical Engineering from Mapua Institute of Technology.

Ms. Ma. Monica M. Consing has 25 years of experience and exposure in diverse leadership roles in a global financial services organization.  Prior to her appointment in PLDT, she served as Citibank N.A. Philippines (“Citibank”) Vice President, and Retail Bank’s Channel Delivery, Network Engagement & Performance Management Head from August 2014 to

December 2018.  She also served as Citibank Branch Manager for the Alabang and Makati Citipriority businesses from January 2007 to July 2014, and Citiphone Head from 2002 to 2006.   Ms. Consing obtained her Bachelor of Science Degree in Computer Science Major in Information Technology from De La Salle University.

Atty. Joan de Venecia-Fabul was the Vice President and General Counsel of Philex Mining Corporation (a listed company) from August 2015 and was concurrently its Data Protection Officer from August 2017 and Head of Human Resources from January 2019. She served as Vice President for Public Relations and Information Services Group of Home Development Mutual Fund from August 2013 to July 2015, and prior to that, was Senior Associate at SyCip Salazar Hernandez & Gatmaitan, where she started her legal career.

Atty. De Venecia-Fabul is a professorial lecturer at the University of the Philippines College of Law, teaching Public International Law and Agency & Partnership, as well as a regular lecturer in Mandatory Continuing Legal Education seminars. She graduated from the Ateneo de Manila University in 2001 with a Bachelor of Science Degree in Legal Management. She obtained her Bachelor of Laws degree from the University of the Philippines in 2005, graduating as class valedictorian, cum laude, and Academic Excellence awardee, and topped the Philippine Bar exam that same year. She holds a Master of Laws in International Legal Studies from New York University under a Fulbright Scholarship and Hugo Grotius Scholarship.

3.

The Board declared the following cash dividends out of the unaudited unrestricted retained earnings of the Company as at June 30, 2019, which are sufficient to cover the total amount of dividends declared:

(a)	Regular dividend of P36.00 per outstanding share of the Company’s Common Stock, payable on September 10, 2019 to the holders of record on August 27, 2019.

(b)

P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2019, payable on September 15, 2019 to the holder of record on August 27, 2019.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 8, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  August 8, 2019